SEC FILE NUMBER 001-32989

CUSIP NUMBER 98872E 108 98872E 207

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2016

☐Transition Report on Form 10-K ☐Transition Report on Form 20-F ☐Transition Report on Form 11-K ☐Transition Report on Form 10-Q ☐Transition Report on Form N-SAR For the Transition Period Ended: N/A

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

YUMA ENERGY, INC.

Full Name of Registrant

Not applicable

Former Name if Applicable

1177 West Loop South, Suite 1825

Address of Principal Executive Office (Street and Number)

Houston, Texas 70027

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Yuma Energy, Inc. (“we,” “our” or the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 (the “Form 10-Q”) by the prescribed filing deadline (May 16, 2016) without unreasonable effort for the reasons set forth below. The Company expects to complete and file the Form 10-Q within five calendar days of the original prescribed due date.

As reported in the Company’s Current Report on Form 8-K, filed on May 16, 2016 (the “Current Report”), the Company’s management, the Audit Committee and the Board of Directors determined on May 11, 2016, that the Company’s consolidated financial statements December 31, 2015 and 2014 for the years ended December 31, 2015, 2014 and 2013 contained within the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 (the “2015 Form 10-K”), and the Company’s financial data included in its interim consolidated financial statements set forth in the Company’s Quarterly Reports on Form 10-Q for the quarter ended September 30, 2014, and for all subsequent quarters through the quarter ended December 31, 2015, should be restated, and that such financial statements previously filed with the Securities and Exchange Commission (the “SEC”), should no longer be relied upon.

The Company is in the process of preparing restated consolidated financial statements as of December 31, 2015 and 2014, and for the years ended December 31, 2015, 2014 and 2013 (which will include amendments to financial data for the quarters ended March 31, 2014 through December 31, 2015 in the notes to the restated consolidated financial statements), which will be filed with the SEC as soon as possible in an amended 2015 Form 10-K (the “2015 Form 10-K/A”). Based on the information regarding prior periods that the Company intends to include in its 2015 Form 10-K/A, the Company does not intend to file amendments to any of its previously filed Annual Reports on Form 10-K, other than the 2015 Form 10-K, or to any of its previously filed Quarterly Reports on Form 10-Q other than in the restated notes to the consolidated financial statements in the 2015 Form 10-K/A.

In preparing the Form 10-K/A, the Company’s management and other key accounting personnel, and consultants have spent a significant amount of time identifying, researching, analyzing and reviewing the errors that are being corrected. As a result of such additional efforts, which are relevant to the information to be included in the Form 10-Q, the Company has been unable to complete its preparation and review of its Form 10-Q in time to file within the prescribed time period without unreasonable effort.

Management has evaluated the effectiveness of the Company’s disclosure controls and procedures as of March 31, 2016. In connection therewith, management concluded that the Company did not maintain effective controls over the accuracy and presentation of the accounting for the Company’s income taxes, including income tax provisions and related deferred tax assets and liabilities. In the Form 10-Q, the Company will include disclosures pertaining to its evaluation of such controls and procedures to report a material weakness over the controls and procedures related to the accuracy and presentation of its accounting for income taxes, including the income tax provisions and related deferred tax assets and liabilities and has also concluded that its disclosure controls and procedures were not effective as of March 31, 2016. The Company identified both the errors and this material weakness and has taken action to remediate its procedures and controls. Nevertheless, the Company may continue to report the above material weakness while sufficient testing of newly established procedures and controls occurs.

For additional information regarding the 2015 Form 10-K/A, including, without limitation, the nature of the accounting errors giving rise to the 2015 Form 10-K/A, please see the Current Report.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James J. Jacobs	(713)	968-7000
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).         Yes  ☒  No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?          Yes  ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that, when filed, the Form 10-Q will reflect total revenues for the three months ended March 31, 2016 of approximately $3,303,000, compared to the total revenues previously reported in the Company’s Form 10-Q for the quarter ended March 31, 2015 of $5,643,000. The Company anticipates that, when filed, the Form 10-Q will reflect a loss from operations for the three months ended March 31, 2016 of approximately $(3,812,000), compared to the loss from operations previously reported in the Company’s Form 10-Q for the quarter ended March 31, 2015 of $(5,902,000). However, as discussed above in Part III, due to the Form 10-K/A, the Company has not yet finalized its results for the three months ended March 31, 2016 and is therefore not able to provide a reasonable estimate of the changes in the net income for that period at this time.

Disclosures About Forward-Looking Statements

The foregoing reflects the Company’s current views about the restatements, the accounting adjustments, its financial statements, its financial condition and performance and other matters that constitute “forward-looking” statements, as such term is defined by the federal securities laws. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Statements that are not strictly historical statements constitute forward-looking statements and may often, but not always, be identified by the use of such words such as “expects,” “believes,” “intends,” “anticipates,” “plans,” “estimates,” “potential,” “possible,” or “probable” or statements that certain actions, events or results “may,” “will,” “should,” or “could” be taken, occur or be achieved. These risks and uncertainties include, but are not limited to, the results and effect of the Company’s review of its accounting entries and practices, any potential government inquiry with respect to the restatements, and the accounting adjustments or the Company’s accounting practices, the ability of the Company to file timely its periodic reports, the impact on the Company’s business and the risks identified in the Company’s periodic filings under the Exchange Act. The Company undertakes no obligation to revise or update publicly any forward-looking statements, except as required by law.

YUMA ENERGY, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

	By:	/s/ Sam L. Banks
	Name:	Sam L. Banks
Date: May 16, 2016	Title:	President and Chief Executive Officer